KODIAK OIL & GAS CORP.

1625 Broadway, Suite 250

Denver, Colorado 80202

October 25, 2013

Via EDGAR and facsimile

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549-4628

Fax Number: (703) 813-6982

Attn: Karl Hillier

Re: Kodiak Oil & Gas Corp. Registration Statement on Form S-4, File No. 333-191281

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Kodiak Oil & Gas Corp., a Yukon Territory corporation (the “Company”), hereby requests, on its behalf and on behalf of its co-registrants Kodiak Oil & Gas (USA) Inc., Kodiak Williston, LLC and KOG Finance, LLC, acceleration of the effective time of its Registration Statement on Form S-4 (File No. 333-191281) to October 29, 2013 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call our counsel Randal R. Jones of Dorsey & Whitney LLP at (206) 903-8814.

Very truly yours,

Kodiak Oil & Gas Corp.

By:	/s/ James P. Henderson
Name:	James P. Henderson
Title:	Chief Financial Officer